[Brobeck, Phleger & Harrison LLP Letterhead]

December 19, 2001

Diane Holt Frankle
Gray Cary Ware & Freidenrich LLP
400 Hamilton Avenue
Palo Alto, CA 94301

Re:
Response to Notice under Section 5.2 of the Merger Agreement

Dear Diane:

Synopsys has received your letter dated December 12, 2001, addressed to Steven Shevick. For a number of reasons, Synopsys urges IKOS to reconsider the position taken in that letter with respect to Mentor's tender offer.

Based on communications between members of management of IKOS and Synopsys, and the Needham analysis reviewed by the IKOS Board and supplied to Synopsys with your December 12 letter, the Synopsys-IKOS Merger Agreement will give IKOS stockholders at least as much value as, or more value than, the nominal $11 amount of the Mentor bid.

In addition, the Mentor tender offer is a cash-out bid that seeks to take advantage of the bottom of the market and industry cycle. It offers no upside. By contrast, the Synopsys-IKOS Merger Agreement contemplates a strategic combination that offers IKOS stockholders significant upside potential both before and after closing, over and above the nominal amount of the Mentor bid. The IKOS Board has no fiduciary duty to pursue a cash deal in preference to the long-term value of a strategic combination which allows stockholders to continue to participate as equity holders in the combined company.

Moreover, the Mentor tender offer is highly conditional—so conditional that it is certainly worth substantially less, on a risk-adjusted basis, than its nominal $11 amount. These conditions go far beyond the closing conditions in the Synopsys-IKOS Merger Agreement and create far greater uncertainty. These conditions give Mentor broad, open-ended discretion to walk away, based in some cases on Mentor's sole discretion and in other cases on events that have already occurred since the commencement of Mentor's tender offer or are highly likely to occur before the tender offer expires. Under Section 5.2 of the Synopsys-IKOS Merger Agreement, to determine that the Mentor tender offer constitutes a "Superior Proposal", the IKOS Board must factor in these conditions and their impact on the likelihood of consummation of a transaction with Mentor.

Synopsys has also received your letter dated December 18, 2001 to Latham & Watkins. Synopsys agrees that the waiver proposed by Mentor would result in a breach of the Synopsys-IKOS Merger Agreement, not only under Section 5.2 but also under Section 5.1. At the same time, with or without a nondisclosure agreement and with or without a waiver, Synopsys questions whether Mentor's bid rises to the level of a "Superior Proposal" within the meaning of the Merger Agreement, and urges IKOS to reconsider its assessment of Mentor's tender offer.

Sincerely,

/s/ ROD J. HOWARD

Rod J. Howard

cc:
James Koshland, Esq., Gray Cary Ware & Freidenrich LLP
Ramon A. Nunez, CEO, IKOS Systems, Inc.
Steven Shevick, Synopsys, Inc.